Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2024

BEIJING, CHINA, March 12, 2025 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in mainland China’s online social networking space, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2024.

Fourth Quarter of 2024 Highlights

•	Net revenues decreased by 12.2% year over year to RMB2,636.5 million (US$361.2 million*) in the fourth quarter of 2024.

•	Net income attributable to Hello Group Inc. decreased to RMB187.2 million (US$25.6 million) in the fourth quarter of 2024, from RMB452.5 million in the same period of 2023.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB230.5 million (US$31.6 million) in the fourth quarter of 2024, from RMB514.7 million in the same period of 2023.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.05 (US$0.14) in the fourth quarter of 2024, compared to RMB2.32 in the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB1.30 (US$0.18) in the fourth quarter of 2024, compared to RMB2.63 in the same period of 2023.

•	Monthly Active Users (“MAU”) on Tantan app were 10.8 million in December 2024, compared to 13.7 million in December 2023.

•

For the Momo app total paying users was 5.7 million for the fourth quarter of 2024, compared to 7.4 million for the same period last year. Tantan had 0.9 million paying users for the fourth quarter of 2024 compared to 1.2 million from the year ago period.

Full Year 2024 Highlights

•	Net revenues decreased by 12.0% year over year to RMB10,563.0 million (US$1,447.1 million) for the full year of 2024.

•	Net income attributable to Hello Group Inc. was RMB1,039.6 million (US$142.4 million) for the full year of 2024, compared to RMB1,957.6 million during the same period of 2023.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,232.9 million (US$168.9 million) for the full year of 2024, compared to RMB2,224.7 million during the same period of 2023.

•	Diluted net income per ADS was RMB5.57(US$0.76) for the full year of 2024, compared to RMB9.84 during the same period of 2023.

•	Non-GAAP diluted net income per ADS (note 1) was RMB6.60(US$0.90) for the full year of 2024, compared to RMB11.17 during the same period of 2023.

“2024 was a year fraught with challenges and opportunities. Our team maneuvered through external uncertainties well and delivered satisfactory financial and operational results.” commented Yan Tang, Chairman and CEO of Hello Group. “Momo cash cow business continues to be productive, with an ecosystem that is healthier in comparison to the previous year. Our overseas business maintained its robust growth momentum and made more meaningful contributions to the group’s financial standing. This impels us to take bolder measures to propel growth and innovation in international markets in the future.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Fourth Quarter of 2024 Financial Results

Net revenues

Total net revenues were RMB2,636.5 million (US$361.2 million) in the fourth quarter of 2024, a decrease of 12.2% from RMB3,002.9 million in the fourth quarter of 2023.

Live video service revenues were RMB1,264.9 million (US$173.3 million) in the fourth quarter of 2024, a decrease of 17.0% from RMB1,523.9 million during the same period of 2023. The decrease was primarily attributable to our proactive operational adjustments to de-emphasize large scale competition events in the Momo app and a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,326.8 million (US$181.8 million) in the fourth quarter of 2024, a decrease of 6.9% from RMB1,424.9 million during the same period of 2023. The decrease was primarily due to our product adjustments to improve Momo app’s ecosystem as well as the impact of the macro economy on consumer sentiment, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decline in user base. The decrease was partially offset by the revenue growth from the new standalone apps.

Mobile marketing revenues were RMB43.6 million (US$6.0 million) in the fourth quarter of 2024, compared to RMB44.9 million during the same period of 2023.

Net revenues from the Momo segment decreased from RMB2,728.7 million in the fourth quarter of 2023 to RMB2,423.1 million (US$332.0 million) in the fourth quarter of 2024, primarily due to the decrease in net revenues from live video service and value-added service on Momo app. The decrease was partially offset by the revenue growth of the new standalone apps. Net revenues from the Tantan segment decreased from RMB272.2 million in the fourth quarter of 2023 to RMB213.4 million (US$29.2 million) in the fourth quarter of 2024, mainly due to the decrease in net revenues from live video service and value-added service.

Cost and expenses

Cost and expenses were RMB2,407.8 million (US$329.9 million) in the fourth quarter of 2024, a decrease of 1.0% from RMB2,431.8 million in the fourth quarter of 2023. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to live video service on Momo app and Tantan app, and a decrease in revenue sharing with virtual gift recipients of virtual gift service on Momo app. The decrease was partially offset by an increase in revenue sharing with virtual gift recipients for new standalone apps; and (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value. The decrease was partially offset by an increase of RMB 94.1 million (US$12.9 million) in production costs in connection with films.

Non-GAAP cost and expenses (note 1) were RMB2,364.6 million (US$323.9 million) in the fourth quarter of 2024, compared to RMB2,369.5 million during the same period of 2023.

Other operating income, net

Other operating income was RMB8.0 million (US$1.1 million) in the fourth quarter of 2024, compared to RMB30.8 million during the fourth quarter of 2023. The decrease was primarily due to reduced government incentives and input VAT super deduction in the fourth quarter of 2024.

Income from operations

Income from operations was RMB236.7 million (US$32.4 million) in the fourth quarter of 2024, compared to RMB602.0 million during the same period of 2023. Income from operations of the Momo segment was RMB226.4 million (US$31.0 million) in the fourth quarter of 2024, which decreased from RMB576.9 million in the fourth quarter of 2023. Income from operations of the Tantan segment was RMB11.1 million (US$1.5 million) in the fourth quarter of 2024, which decreased from RMB26.8 million in the fourth quarter of 2023.

Non-GAAP income from operations (note 1) was RMB279.9 million (US$38.4 million) in the fourth quarter of 2024, compared to RMB664.2 million during the same period of 2023. Non-GAAP income from operations of the Momo segment was RMB269.4 million (US$36.9 million) in the fourth quarter of 2024, which decreased from RMB638.9 million in the fourth quarter of 2023. Non-GAAP income from operations of the Tantan segment was RMB11.4 million (US$1.6 million) in the fourth quarter of 2024, compared to RMB27.0 million in the fourth quarter of 2023.

Income tax expenses

Income tax expenses were RMB89.5 million (US$12.3 million) in the fourth quarter of 2024, compared to RMB183.4 million in the fourth quarter of 2023. The decrease in income tax expenses was primarily due to the lower profit in the third quarter of 2024, and to a lesser extent, lower withholding tax rate due to our eligibility for a preferential tax rate since the beginning of the year.

Net income

Net income was RMB187.2 million (US$25.6 million) in the fourth quarter of 2024, compared to RMB452.5 million during the same period of 2023. Net income from the Momo segment was RMB176.3 million (US$24.2 million) in the fourth quarter of 2024, compared to RMB430.0 million in the same period of 2023. Net income from the Tantan segment was RMB11.8 million (US$1.6 million) in the fourth quarter of 2024, compared to RMB24.2 million in the fourth quarter of 2023.

Non-GAAP net income (note 1) was RMB230.5 million (US$31.6 million) in the fourth quarter of 2024, compared to RMB514.7 million during the same period of 2023. Non-GAAP net income from the Momo segment was RMB219.3 million (US$30.1 million) in the fourth quarter of 2024, which decreased from RMB492.1 million in the fourth quarter of 2023. Non-GAAP net income of the Tantan segment was RMB12.0 million (US$1.7 million) in the fourth quarter of 2024, compared to RMB24.4 million in the fourth quarter of 2023.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB187.2 million (US$25.6 million) in the fourth quarter of 2024, compared to RMB452.5 million during the same period of 2023.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB230.5 million (US$31.6 million) in the fourth quarter of 2024, compared to RMB514.7 million during the same period of 2023.

Net income per ADS

Diluted net income per ADS was RMB1.05 (US$0.14) in the fourth quarter of 2024, compared to RMB2.32 in the fourth quarter of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB1.30 (US$0.18) in the fourth quarter of 2024, compared to RMB2.63 in the fourth quarter of 2023.

Cash and cash flow

As of December 31, 2024, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB14,728.5 million (US$2,017.8 million), compared to RMB13,478.5 million as of December 31, 2023.

Net cash provided by operating activities in the fourth quarter of 2024 was RMB423.6 million (US$58.0 million), compared to RMB415.9 million in the fourth quarter of 2023.

Full Year 2024 Financial Results

Net revenues for the full year of 2024 were RMB10,563.0 million (US$1,447.1 million), a decrease of 12.0% from RMB12,002.3 million in the same period of 2023.

Net income attributable to Hello Group Inc. was RMB1,039.6 million (US$142.4 million) for the full year of 2024, compared to RMB1,957.6 million during the same period of 2023.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,232.9 million (US$168.9 million) for the full year of 2024, compared to RMB2,224.7 million during the same period of 2023.

Diluted net income per ADS was RMB5.57 (US$0.76) during the full year of 2024, compared to RMB9.84 in the same period of 2023.

Non-GAAP diluted net income per ADS (note 1) was RMB6.60 (US$0.90) during the full year of 2024, compared to RMB11.17 in the same period of 2023.

Net cash provided by operating activities was RMB1,640.0 million (US$224.7 million) during the full year of 2024, compared to RMB2,277.2 million in the same period of 2023.

Recent Development

Declaration of a special cash dividend

Hello Group’s board of directors has declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend will be paid on April 30, 2025 to shareholders of record at the close of business on April 11, 2025. The ex-dividend date will be April 11, 2025. The aggregate amount of cash dividends to be paid is approximately US$50 million, which will be funded by available cash on the Company’s balance sheet.

Share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares up to June 6, 2024 (the “Share Repurchase Program”). On March 14, 2024, Hello Group’s board of directors approved to amend the Share Repurchase Program to (i) extend the term of the Share Repurchase Program up to June 30, 2026, and (ii) upsize the Share Repurchase Program to US$286.1 million. On March 12, 2025, Hello Group’s board of directors approved an additional amendment to the Share Repurchase Program, to (i) extend the term of the Share Repurchase Program up to March 31, 2027, and (ii) upsize the Share Repurchase Program by another $200 million, so that the Company is authorized to, from time to time, acquire up to an aggregate of US$486.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of March 12, 2025, after the upsizing of the Share Repurchase Program, the remaining size of the program is US$222 million.

As of March 12, 2025, the Company has repurchased 43.5 million ADSs for US$264.0 million on the open market under Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024, at an average purchase price of US$6.05 per ADS.

Business Outlook

For the first quarter of 2025, the Company expects total net revenues to be between RMB2.4 billion to RMB2.5 billion, representing a decrease of 6.3% to 2.4% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation and amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Wednesday, March 12, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 12, 2025).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10045617-nl4uc8.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through March 19, 2025. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10045617

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in mainland China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2025, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2024 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2025 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	1,523,885	1,264,851	173,284	6,072,871	5,092,854	697,718
Value-added service	1,424,893	1,326,764	181,766	5,752,571	5,322,726	729,210
Mobile marketing	44,915	43,630	5,977	133,677	142,950	19,584
Mobile games	5,441	—	—	19,610	432	59
Other services	3,798	1,251	171	23,594	4,009	550

Total net revenues	3,002,932	2,636,496	361,198	12,002,323	10,562,971	1,447,121
Cost and expenses:
Cost of revenues	(1,770,117)	(1,724,821)	(236,300)	(7,025,394)	(6,447,341)	(883,282)
Research and development	(231,445)	(222,684)	(30,508)	(884,590)	(804,425)	(110,206)
Sales and marketing	(304,696)	(316,699)	(43,388)	(1,414,949)	(1,329,780)	(182,179)
General and administrative	(125,498)	(143,621)	(19,676)	(502,479)	(507,658)	(69,549)

Total cost and expenses	(2,431,756)	(2,407,825)	(329,872)	(9,827,412)	(9,089,204)	(1,245,216)
Other operating income, net	30,821	8,015	1,098	130,105	59,003	8,083

Income from operations	601,997	236,686	32,424	2,305,016	1,532,770	209,988
Interest income	124,354	124,045	16,994	436,253	510,964	70,002
Interest expense	(20,552)	(36,846)	(5,048)	(62,223)	(127,846)	(17,515)
Other gain or loss, net	(31,250)	(46,639)	(6,390)	(26,685)	(90,509)	(12,400)

Income before income tax and share of (loss) income on equity method investments	674,549	277,246	37,980	2,652,361	1,825,379	250,075
Income tax expenses	(183,377)	(89,497)	(12,261)	(630,023)	(845,022)	(115,768)

Income before share of (loss) income on equity method investments	491,172	187,749	25,719	2,022,338	980,357	134,307
Share of (loss) income on equity method investments	(38,703)	(514)	(70)	(70,643)	59,216	8,113

Net income	452,469	187,235	25,649	1,951,695	1,039,573	142,420

Less: net loss attributable to non-controlling interest	—	—	—	(5,886)	—	—

Net income attributable to the shareholders of Hello Group Inc.	452,469	187,235	25,649	1,957,581	1,039,573	142,420

Net income per share attributable to ordinary shareholders
Basic	1.20	0.54	0.07	5.18	2.81	0.39
Diluted	1.16	0.53	0.07	4.92	2.78	0.38
Weighted average shares used in calculating net income per ordinary share
Basic	376,317,036	349,401,183	349,401,183	377,639,399	369,312,997	369,312,997
Diluted	390,956,175	355,325,921	355,325,921	401,833,328	373,591,974	373,591,974

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			Year
	Ended December 31			Ended December 31
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	452,469	187,235	25,649	1,951,695	1,039,573	142,420
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(95,774)	322,935	44,242	20,414	132,248	18,118

Comprehensive income	356,695	510,170	69,891	1,972,109	1,171,821	160,538
Less: comprehensive (loss) income attributed to the non-controlling interest	(5,020)	7,225	990	357	5,111	700

Comprehensive income attributable to Hello Group Inc.	361,715	502,945	68,901	1,971,752	1,166,710	159,838

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2023	December 31 2024	December 31 2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,620,466	4,122,659	564,802
Short-term deposits	1,270,626	2,026,245	277,594
Restricted cash	10,147	4,566,477	625,605
Accounts receivable, net of allowance for doubtful accounts of RMB12,780 and RMB12,433 as of December 31, 2023 and 2024, respectively	201,517	192,317	26,347
Amounts due from related parties	7,258	—	—
Prepaid expenses and other current assets	723,364	1,104,172	151,271

Total current assets	7,833,378	12,011,870	1,645,619
Long-term deposits	3,924,975	3,059,860	419,199
Long-term restricted cash	2,652,299	953,285	130,600
Right-of-use assets, net	109,572	252,169	34,547
Property and equipment, net	659,033	897,036	122,893
Intangible assets, net	17,086	86,661	11,873
Rental deposits	12,962	13,280	1,819
Long-term investments	786,911	825,533	113,098
Amounts due from RPT-non current	20,000	—	—
Other non-current assets	180,052	110,960	15,201
Deferred tax assets	31,741	36,066	4,941
Goodwill	—	136,250	18,666

Total assets	16,228,009	18,382,970	2,518,456

Liabilities and equity
Current liabilities
Accounts payable	616,681	615,254	84,288
Deferred revenue	442,805	427,702	58,595
Accrued expenses and other current liabilities	630,617	704,410	96,504
Amounts due to related parties	4,314	—	—
Lease liabilities due within one year	60,008	141,971	19,450
Income tax payable	94,719	157,057	21,517
Deferred consideration in connection with business acquisitions-current	27,261	28,027	3,840
Convertible Senior Notes-current	—	20,191	2,766
Long-term borrowings, current portion	215,615	1,938,385	265,558
Short-term borrowings	—	2,365,535	324,077

Total current liabilities	2,092,020	6,398,532	876,595
Deferred consideration in connection with business acquisitions-non current	—	65,694	9,000
Lease liabilities	52,171	115,105	15,769
Deferred tax liabilities	24,987	241,915	33,142
Convertible Senior Notes	19,571	—	—
Long-term borrowings	1,938,385	—	—
Other non-current liabilities	114,085	129,051	17,680

Total liabilities	4,241,219	6,950,297	952,186
Shareholder’s equity (i)	11,986,790	11,432,673	1,566,270

Total liabilities and shareholder’s equity	16,228,009	18,382,970	2,518,456

(i): As of December 31, 2024, the number of ordinary shares outstanding was 328,185,708.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2023 RMB	2024 RMB	2024 US$	2023 RMB	2024 RMB	2024 US$
Cash flows from operating activities:
Net income	452,469	187,235	25,649	1,951,695	1,039,573	142,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	15,394	11,868	1,626	74,492	52,847	7,240
Amortization of intangible assets	1,279	2,049	281	5,116	5,886	806
Share-based compensation	62,224	42,493	5,822	267,101	192,572	26,382
Share of loss (income) on equity method investments	38,703	514	70	70,643	(59,216)	(8,113)
Gain on repurchase of convertible senior notes	—	—	—	(4,565)	—	—
Cash received on distributions from equity method investments	—	730	100	2,067	1,927	264
Loss on long-term investments	31,250	46,639	6,390	31,250	90,509	12,400
Gain or loss on disposal of property and equipment	2	—	—	(518)	(62)	(8)
Provision of loss (income) on receivable and other assets	1,553	(57)	(8)	11,624	3,618	496
Changes in operating assets and liabilities:
Accounts receivable	(11,392)	(4,347)	(596)	(21,308)	7,605	1,042
Prepaid expenses and other current assets	(13,492)	27,035	3,704	84,802	(64,811)	(8,879)
Amounts due from related parties	(144)	—	—	(27,203)	—	—
Rental deposits	5,524	—	—	7,776	(309)	(42)
Deferred tax assets	1,728	(128)	(18)	2,600	(4,323)	(592)
Other non-current assets	16,033	101,561	13,914	(11,606)	(81,837)	(11,212)
Accounts payable	(25,118)	8,139	1,115	13,707	(7,571)	(1,037)
Income tax payable	5,456	63,625	8,717	25,952	62,337	8,540
Deferred revenue	(31,253)	(26,219)	(3,592)	(42,390)	(25,651)	(3,514)
Accrued expenses and other current liabilities	(11,586)	78,250	10,720	(183,772)	139,607	19,126
Amount due to related parties	639	—	—	(4,865)	—	—
Deferred tax liabilities	(130,345)	(81,498)	(11,165)	(147)	212,835	29,158
Other non-current liabilities	6,953	(34,247)	(4,692)	24,710	74,458	10,201

Net cash provided by operating activities	415,877	423,642	58,037	2,277,161	1,639,994	224,678
Cash flows from investing activities:
Purchase of property and equipment	(316,847)	(21,727)	(2,977)	(576,310)	(285,541)	(39,119)
Payment for long-term investments	(9,750)	(35,959)	(4,926)	(18,750)	(69,209)	(9,482)
Payment for business acquisition	—	(136,642)	(18,720)	—	(136,642)	(18,720)
Purchase of short-term deposits	—	—	—	(1,028,556)	(2,133,086)	(292,232)
Cash received on maturity of short-term deposits	800,000	1,047,165	143,461	6,209,820	2,128,181	291,560
Cash received from sales of short - term investment	308,550	—	—	308,550	—	—
Cash received on investment income distribution	—	120	16	1,517	120	16
Purchase of long-term deposits	(361,165)	—	—	(4,210,025)	(718,860)	(98,483)
Cash received on maturity of long-term deposits	—	200,000	27,400	1,700,000	918,860	125,883
Cash received from sales of long-term investment	10,000	—	—	25,000	2,000	274
Loan to a third-party company	—	(168,933)	(23,144)	—	(265,613)	(36,389)
Other investing activities	1	8	1	1,823	903	124

Net cash provided by (used in) investing activities	430,789	884,032	121,111	2,413,069	(558,887)	(76,568)
Cash flows from financing activities:
Proceeds from exercise of share options	31	1	—	601	18	2
Repurchase of ordinary shares	(150,191)	(425,176)	(58,249)	(212,195)	(1,197,439)	(164,048)
Repurchase of subsidiary’s share options	—	—	—	(4,319)	—	—
Dividends payment	(20,803)	—	—	(958,052)	(716,302)	(98,133)
Proceeds from short-term borrowings	—	—	—	—	2,365,535	324,077
Proceeds from long-term borrowings	—	—	—	2,154,000	—	—
Repayment of long-term borrowings	—	—	—	—	(215,615)	(29,539)
Payment for redemption of convertible bonds	—	—	—	(2,679,942)	—	—

Net cash (used in) provided by financing activities	(170,963)	(425,175)	(58,249)	(1,699,907)	236,197	32,359
Effect of exchange rate changes	(34,609)	172,439	23,628	93,988	42,205	5,784

Net increase in cash and cash equivalents	641,094	1,054,938	144,527	3,084,311	1,359,509	186,253
Cash, cash equivalents and restricted cash at the beginning of period	7,641,818	8,587,483	1,176,480	5,198,601	8,282,912	1,134,754
Cash, cash equivalents and restricted cash at the end of period	8,282,912	9,642,421	1,321,007	8,282,912	9,642,421	1,321,007

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months Ended December 31, 2023			Three months Ended December 31, 2024				Three months Ended December 31, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,770,117)	1,909	(1,768,208)	(1,724,821)	128	1,822	(1,722,871)	(236,300)	18	250	(236,032)
Research and development	(231,445)	13,375	(218,070)	(222,684)	120	10,198	(212,366)	(30,508)	16	1,397	(29,095)
Sales and marketing	(304,696)	8,653	(296,043)	(316,699)	521	4,480	(311,698)	(43,388)	71	614	(42,703)
General and administrative	(125,498)	38,287	(87,211)	(143,621)	—	25,993	(117,628)	(19,676)	—	3,561	(16,115)

Cost and operating expenses	(2,431,756)	62,224	(2,369,532)	(2,407,825)	769	42,493	(2,364,563)	(329,872)	105	5,822	(323,945)
Income from operations	601,997	62,224	664,221	236,686	769	42,493	279,948	32,424	105	5,822	38,351
Net income attributable to Hello Group Inc.	452,469	62,224	514,693	187,235	769	42,493	230,497	25,649	105	5,822	31,576

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year Ended December 31, 2023			Year Ended December 31, 2024				Year Ended December 31, 2024
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(7,025,394)	6,307	(7,019,087)	(6,447,341)	128	7,643	(6,439,570)	(883,282)	18	1,047	(882,217)
Research and development	(884,590)	64,561	(820,029)	(804,425)	120	43,526	(760,779)	(110,206)	16	5,963	(104,227)
Sales and marketing	(1,414,949)	29,066	(1,385,883)	(1,329,780)	521	19,520	(1,309,739)	(182,179)	71	2,674	(179,434)
General and administrative	(502,479)	167,167	(335,312)	(507,658)	—	121,883	(385,775)	(69,549)	—	16,698	(52,851)

Cost and operating expenses	(9,827,412)	267,101	(9,560,311)	(9,089,204)	769	192,572	(8,895,863)	(1,245,216)	105	26,382	(1,218,729)
Income from operations	2,305,016	267,101	2,572,117	1,532,770	769	192,572	1,726,111	209,988	105	26,382	236,475
Net income attributable to Hello Group Inc.	1,957,581	267,101	2,224,682	1,039,573	769	192,572	1,232,914	142,420	105	26,382	168,907

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	1,189,118	75,733	—	1,264,851	173,284
Value-added service	1,198,951	127,813	—	1,326,764	181,766
Mobile marketing	33,772	9,858	—	43,630	5,977
Other services	1,222	—	29	1,251	171

Total net revenues	2,423,063	213,404	29	2,636,496	361,198
Cost and expenses (ii):
Cost of revenues	(1,621,151)	(103,670)	—	(1,724,821)	(236,300)
Research and development	(181,255)	(41,429)	—	(222,684)	(30,508)
Sales and marketing	(267,065)	(48,978)	(656)	(316,699)	(43,388)
General and administrative	(134,200)	(9,124)	(297)	(143,621)	(19,676)

Total cost and expenses	(2,203,671)	(203,201)	(953)	(2,407,825)	(329,872)
Other operating income	7,032	928	55	8,015	1,098

Income (loss) from operations	226,424	11,131	(869)	236,686	32,424
Interest income	123,822	216	7	124,045	16,994
Interest expense	(36,846)	—	—	(36,846)	(5,048)
Other gain or loss, net	(46,639)	—	—	(46,639)	(6,390)

Income (loss) before income tax and share of loss on equity method investments	266,761	11,347	(862)	277,246	37,980
Income tax (expenses) benefits	(89,919)	455	(33)	(89,497)	(12,261)

Income (loss) before share of loss on equity method investments	176,842	11,802	(895)	187,749	25,719
Share of loss on equity method investments	(514)	—	—	(514)	(70)

Net income (loss)	176,328	11,802	(895)	187,235	25,649

(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,822	—	—	1,822	250
Research and development	9,956	242	—	10,198	1,397
Sales and marketing	4,480	—	—	4,480	614
General and administrative	25,993	—	—	25,993	3,561

Total cost and expenses	42,251	242	—	42,493	5,822

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	226,424	11,131	(869)	236,686	32,424
Share-based compensation	42,251	242	—	42,493	5,822
Amortization of intangible assets from business acquisitions	769	—	—	769	105

Non-GAAP income (loss) from operations	269,444	11,373	(869)	279,948	38,351
Net income (loss)	176,328	11,802	(895)	187,235	25,649
Share-based compensation	42,251	242	—	42,493	5,822
Amortization of intangible assets from business acquisitions	769	—	—	769	105

Non-GAAP net income (loss)	219,348	12,044	(895)	230,497	31,576

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$[1]
Net revenues:
Live video service	1,423,730	100,155	—	1,523,885	214,635
Value-added service	1,264,358	160,535	—	1,424,893	200,692
Mobile marketing	33,395	11,520	—	44,915	6,326
Mobile games	5,441	—	—	5,441	766
Other services	1,760	—	2,038	3,798	535

Total net revenues	2,728,684	272,210	2,038	3,002,932	422,954
Cost and expenses (iii):
Cost of revenues	(1,638,915)	(130,237)	(965)	(1,770,117)	(249,316)
Research and development	(180,343)	(51,102)	—	(231,445)	(32,598)
Sales and marketing	(244,043)	(58,444)	(2,209)	(304,696)	(42,916)
General and administrative	(117,923)	(6,882)	(693)	(125,498)	(17,676)

Total cost and expenses	(2,181,224)	(246,665)	(3,867)	(2,431,756)	(342,506)
Other operating income, net	29,442	1,301	78	30,821	4,341

Income (loss) from operations	576,902	26,846	(1,751)	601,997	84,789
Interest income	124,294	57	3	124,354	17,515
Interest expense	(20,552)	—	—	(20,552)	(2,895)
Other gain or loss, net	(31,250)	—	—	(31,250)	(4,401)

Income (loss) before income tax and share of loss on equity method investments	649,394	26,903	(1,748)	674,549	95,008
Income tax expenses	(180,669)	(2,708)	—	(183,377)	(25,828)

Income (loss) before share of loss on equity method investments	468,725	24,195	(1,748)	491,172	69,180
Share of loss on equity method investments	(38,703)	—	—	(38,703)	(5,451)

Net income (loss)	430,022	24,195	(1,748)	452,469	63,729

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	1,905	4	—	1,909	269
Research and development	13,194	181	—	13,375	1,884
Sales and marketing	8,653	—	—	8,653	1,219
General and administrative	38,279	8	—	38,287	5,393

Total cost and expenses	62,031	193	—	62,224	8,765

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	576,902	26,846	(1,751)	601,997	84,789
Share-based compensation	62,031	193	—	62,224	8,765

Non-GAAP income (loss) from operations	638,933	27,039	(1,751)	664,221	93,554
Net income (loss)	430,022	24,195	(1,748)	452,469	63,729
Share-based compensation	62,031	193	—	62,224	8,765

Non-GAAP net income (loss)	492,053	24,388	(1,748)	514,693	72,494

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	4,779,865	312,989	—	5,092,854	697,718
Value-added service	4,772,811	549,915	—	5,322,726	729,210
Mobile marketing	105,169	37,781	—	142,950	19,584
Mobile games	432	—	—	432	59
Other services	3,137	—	872	4,009	550

Total net revenues	9,661,414	900,685	872	10,562,971	1,447,121
Cost and expenses (iv):
Cost of revenues	(6,029,415)	(417,887)	(39)	(6,447,341)	(883,282)
Research and development	(643,457)	(160,968)	—	(804,425)	(110,206)
Sales and marketing	(1,103,475)	(220,966)	(5,339)	(1,329,780)	(182,179)
General and administrative	(473,778)	(32,868)	(1,012)	(507,658)	(69,549)

Total cost and expenses	(8,250,125)	(832,689)	(6,390)	(9,089,204)	(1,245,216)
Other operating income	56,069	2,853	81	59,003	8,083

Income (loss) from operations	1,467,358	70,849	(5,437)	1,532,770	209,988
Interest income	510,162	789	13	510,964	70,002
Interest expense	(127,846)	—	—	(127,846)	(17,515)
Other gain or loss, net	(90,509)	—	—	(90,509)	(12,400)

Income (loss) before income tax and share of income on equity method investments	1,759,165	71,638	(5,424)	1,825,379	250,075
Income tax expenses	(843,640)	(1,349)	(33)	(845,022)	(115,768)

Income (loss) before share of income on equity method investments	915,525	70,289	(5,457)	980,357	134,307
Share of income on equity method investments	59,216	—	—	59,216	8,113

Net income (loss)	974,741	70,289	(5,457)	1,039,573	142,420

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	7,639	4	—	7,643	1,047
Research and development	38,452	5,074	—	43,526	5,963
Sales and marketing	19,520	—	—	19,520	2,674
General and administrative	121,867	16	—	121,883	16,698

Total cost and expenses	187,478	5,094	—	192,572	26,382

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2024
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Income (loss) from operations	1,467,358	70,849	(5,437)	1,532,770	209,988
Share-based compensation	187,478	5,094	—	192,572	26,382
Amortization of intangible assets from business acquisitions	769	—	—	769	105

Non-GAAP income (loss) from operations	1,655,605	75,943	(5,437)	1,726,111	236,475
Net income (loss)	974,741	70,289	(5,457)	1,039,573	142,420
Share-based compensation	187,478	5,094	—	192,572	26,382
Amortization of intangible assets from business acquisitions	769	—	—	769	105

Non-GAAP net income (loss)	1,162,988	75,383	(5,457)	1,232,914	168,907

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Net revenues:
Live video service	5,567,894	504,977	—	6,072,871	855,346
Value-added service	5,085,541	667,030	—	5,752,571	810,233
Mobile marketing	109,125	24,552	—	133,677	18,828
Mobile games	19,610	—	—	19,610	2,762
Other services	16,337	—	7,257	23,594	3,323

Total net revenues	10,798,507	1,196,559	7,257	12,002,323	1,690,492
Cost and expenses (v):
Cost of revenues	(6,404,042)	(599,348)	(22,004)	(7,025,394)	(989,506)
Research and development	(664,340)	(220,250)	—	(884,590)	(124,592)
Sales and marketing	(1,138,505)	(268,652)	(7,792)	(1,414,949)	(199,291)
General and administrative	(467,537)	(26,482)	(8,460)	(502,479)	(70,773)

Total cost and expenses	(8,674,424)	(1,114,732)	(38,256)	(9,827,412)	(1,384,162)
Other operating income	125,318	4,411	376	130,105	18,325

Income (loss) from operations	2,249,401	86,238	(30,623)	2,305,016	324,655
Interest income	435,451	713	89	436,253	61,445
Interest expense	(62,223)	—	—	(62,223)	(8,764)
Other gain or loss, net	(26,685)	—	—	(26,685)	(3,759)

Income (loss) before income tax and share of loss on equity method investments	2,595,944	86,951	(30,534)	2,652,361	373,577
Income tax expenses	(623,844)	(6,179)	—	(630,023)	(88,737)

Income (loss) before share of loss on equity method investments	1,972,100	80,772	(30,534)	2,022,338	284,840
Share of loss on equity method investments	(70,643)	—	—	(70,643)	(9,950)

Net income (loss)	1,901,457	80,772	(30,534)	1,951,695	274,890

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year Ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Cost of revenues	6,167	140	—	6,307	888
Research and development	49,987	14,574	—	64,561	9,093
Sales and marketing	29,061	5	—	29,066	4,094
General and administrative	167,135	32	—	167,167	23,545

Total cost and expenses	252,350	14,751	—	267,101	37,620

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year ended December 31, 2023
	Momo RMB	Tantan RMB	QOOL RMB	Total RMB	Total US$
Operating income (loss) from operations	2,249,401	86,238	(30,623)	2,305,016	324,655
Share-based compensation	252,350	14,751	—	267,101	37,620

Non-GAAP operating income (loss) from operations	2,501,751	100,989	(30,623)	2,572,117	362,275
Net income (loss)	1,901,457	80,772	(30,534)	1,951,695	274,890
Share-based compensation	252,350	14,751	—	267,101	37,620

Non-GAAP net income (loss)	2,153,807	95,523	(30,534)	2,218,796	312,510